UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INTELSAT S.A.

Quarterly Report for the three and six months ended June 30, 2016

INTRODUCTION

In this Quarterly Report, unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our,” “the Company” and “Intelsat S.A.” refer to Intelsat S.A. and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to Intelsat Holdings S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, (3) the term “Intelsat Investments” refers to Intelsat Investments S.A. (formerly Intelsat S.A.), Intelsat S.A.’s indirect wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments’ direct wholly-owned subsidiary, (5) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary, (6) the term “Intelsat Corp” refers to Intelsat Corporation, Intelsat Jackson’s direct wholly-owned subsidiary and (7) the term “Intelsat General” refers to Intelsat General Corporation, our government business subsidiary.

In this Quarterly Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band frequencies only.

FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, all references to “dollars” and “$” in this Quarterly Report are to, and all monetary amounts in this Quarterly Report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this Quarterly Report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Certain monetary amounts, percentages and other figures included in this Quarterly Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In this Quarterly Report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Quarterly Report constitute forward-looking statements that do not directly or exclusively relate to historical facts.

When used in this Quarterly Report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements made in this Quarterly Report reflect our intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events. These forward-looking statements speak only as of the date of this Quarterly Report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2015, the risks discussed in Part II. Item 1A. Risk Factors below, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation; and

•	other risks discussed in our Annual Report or this Quarterly Report.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Quarterly Report and to view all forward-looking statements made in this Quarterly Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2015	As of June 30, 2016
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$171,541	$969,565
Receivables, net of allowance of $37,178 in 2015 and $49,355 in 2016	232,775	238,061
Prepaid expenses and other current assets	35,784	47,210

Total current assets	440,100	1,254,836
Satellites and other property and equipment, net	5,988,317	6,144,000
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	440,330	416,084
Restricted cash	—	480,200
Other assets	311,316	339,667

Total assets	$12,253,590	$13,708,314

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$164,381	$188,866
Taxes payable	11,742	12,154
Employee related liabilities	35,361	33,207
Accrued interest payable	161,493	186,458
Deferred satellite performance incentives	19,411	21,522
Deferred revenue	108,779	149,637
Other current liabilities	63,275	62,861

Total current liabilities	564,442	654,705
Long-term debt, net of current portion	14,611,379	15,848,690
Deferred satellite performance incentives, net of current portion	162,177	183,321
Deferred revenue, net of current portion	1,010,242	965,261
Deferred income taxes	160,802	164,930
Accrued retirement benefits	195,385	190,733
Other long-term liabilities	169,516	177,671
Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,076	1,177
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	—
Paid-in capital	2,133,891	2,146,865
Accumulated deficit	(6,706,128)	(6,574,373)
Accumulated other comprehensive loss	(78,439)	(77,272)

Total Intelsat S.A. shareholders’ deficit	(4,649,565)	(4,503,603)
Noncontrolling interest	29,212	26,606

Total liabilities and shareholders’ deficit	$12,253,590	$13,708,314

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Revenue	$598,109	$541,983	$1,200,414	$1,094,626
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	81,935	78,414	165,402	165,874
Selling, general and administrative	54,085	59,166	108,758	116,297
Depreciation and amortization	171,247	177,079	342,653	345,959

Total operating expenses	307,267	314,659	616,813	628,130

Income from operations	290,842	227,324	583,601	466,496
Interest expense, net	222,781	234,987	448,754	451,897
Gain on early extinguishment of debt	—	131,402	—	131,402
Other income (expense), net	252	(829)	(3,386)	(1,410)

Income before income taxes	68,313	122,910	131,461	144,591
Provision for income taxes	7,077	5,498	14,561	10,887

Net income	61,236	117,412	116,900	133,704
Net income attributable to noncontrolling interest	(1,016)	(983)	(1,963)	(1,949)

Net income attributable to Intelsat S.A.	$60,220	$116,429	$114,937	$131,755

Cumulative preferred dividends	(9,919)	—	(9,919)	—

Net income attributable to common shareholders	$50,301	$116,429	$105,018	$131,755

Net income per common share attributable to Intelsat S.A.:
Basic	$0.47	$1.02	$0.98	$1.19
Diluted	$0.47	$0.98	$0.98	$1.11

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Net income	$61,236	$117,412	$116,900	$133,704
Other comprehensive income, net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits included in net periodic pension costs and other, net of tax	—	(1)	(382)	(2)
Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax	809	531	3,743	1,063
Curtailment gain, net of tax of $3.8 million	—	—	6,510	—
Marketable securities:
Unrealized gains on investments, net of tax	(7)	75	83	117
Reclassification adjustment for realized gain on investments, net of tax	(18)	(9)	(48)	(11)

Other comprehensive income	784	596	9,906	1,167

Comprehensive income	62,020	118,008	126,806	134,871
Comprehensive income attributable to noncontrolling interest	(1,016)	(983)	(1,963)	(1,949)

Comprehensive income attributable to Intelsat S.A.	$61,004	$117,025	$124,843	$132,922

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Cash flows from operating activities:
Net income	$116,900	$133,704
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	342,653	345,959
Provision for doubtful accounts	10,685	16,600
Foreign currency transaction (gain) loss	5,304	(3,640)
Share-based compensation	15,032	13,173
Deferred income taxes	(906)	(3,540)
Amortization of discount, premium, issuance costs and related costs	9,991	10,921
Gain on early extinguishment of debt	—	(138,238)
Unrealized gains on derivative financial instruments	(11,342)	(764)
Amortization of actuarial loss and prior service credits for retirement benefits	5,326	1,681
Other non-cash items	107	323
Changes in operating assets and liabilities:
Receivables	(18,819)	(18,681)
Prepaid expenses and other assets	(6,492)	(29,990)
Accounts payable and accrued liabilities	(8,845)	797
Accrued interest payable	(20)	24,965
Deferred revenue	18,820	(5,408)
Accrued retirement benefits	(18,119)	(4,652)
Other long-term liabilities	4,057	(1,520)

Net cash provided by operating activities	464,332	341,690

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(399,594)	(417,634)
Purchase of cost method investment	(25,000)	(4,000)
Other investing activities	5	(787)

Net cash used in investing activities	(424,589)	(422,421)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	300,000	1,250,000
Repayments of long-term debt	(324,000)	(328,569)
Debt issuance costs	—	(25,053)
Dividends paid to preferred shareholders	(4,959)	(4,959)
Principal payments on deferred satellite performance incentives	(9,837)	(8,544)
Dividends paid to noncontrolling interest	(4,482)	(4,555)
Other financing activities	96	—

Net cash provided by (used in) financing activities	(43,182)	878,320

Effect of exchange rate changes on cash and cash equivalents	(5,304)	435

Net change in cash and cash equivalents	(8,743)	798,024
Cash and cash equivalents, beginning of period	123,147	171,541

Cash and cash equivalents, end of period	$114,404	$969,565

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$450,273	$416,535
Income taxes paid, net of refunds	19,405	14,122
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$35,147	$115,322
Capitalization of deferred satellite performance incentives	—	31,600
Supplemental disclosure of non-cash financing activities:
Debt financing and restricted cash received	—	480,200

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2016

Note 1 General

Basis of Presentation

The accompanying condensed consolidated financial statements of Intelsat S.A. and its subsidiaries (“Intelsat S.A.,” “we,” “us,” “our” or the “Company”) have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year or for any future period. The condensed consolidated balance sheet as of December 31, 2015 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2015 on file with the Securities and Exchange Commission (the “SEC”).

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of these condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards.

•	In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method.

•	In February 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The standard amends the principal versus agent guidance in ASU 2014-09 and clarifies that the analysis must focus on whether the entity has control of the goods or services before they are transferred to the customer.

•	In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The standard amends the guidance in 2014-09 about identifying performance obligations and accounting for licenses of intellectual property.

•	In May 2016, the FASB issued ASU 2016-12, Narrow-Scope Improvements and Practical Expedients. The standard makes narrow-scope amendments to ASU 2014-09 and provides practical expedients to simplify the transition to the new standard and to clarify certain aspects of the standard.

We are in the process of evaluating the impact that these standards will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method.

In February 2016, the FASB issued ASU 2016-02, Leases to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. We are in the process of evaluating the impact that ASU 2016-02 will have on our consolidated financial statements and associated disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which is intended to improve accounting for share-based payment transactions as part of the FASB’s simplification initiative. ASU 2016-09 changes several aspects of accounting for share-based payment award transactions, including changes to accounting for income taxes and forfeitures. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods within those years for public business entities. Early adoption is permitted in any interim or annual period provided that the entire ASU is adopted. We are in the process of evaluating the impact that ASU 2016-09 will have on our consolidated financial statements and associated disclosures.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which changes how companies measure and recognize credit impairment for any financial assets. The standard will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of the standard. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019, for public business entities that are SEC filers. Early adoption is permitted for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2016-13 will have on our consolidated financial statements and associated disclosures.

Note 2 Share Capital

Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At June 30, 2016, there were 117.7 million common shares issued and outstanding.

On May 1, 2016, each of our 5.75% Series A mandatory convertible junior non-voting preferred shares (the “Series A Preferred Shares”) automatically converted into 2.7778 common shares, based on the average of the closing prices per common share over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. The automatic conversion for a total of 9.6 million new common shares was recorded on May 2, 2016.

Note 3 Net Income per Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.

In June 2015, the shareholders of Intelsat S.A. declared a $9.9 million dividend to be paid to holders of our Series A Preferred Shares in four equal installments through May 2016 in accordance with the terms of the Series A Preferred Shares. The final installment of $0.71875 per share was paid on May 2, 2016 to the holders of record as of April 15, 2016.

The following table sets forth the computation of basic and diluted net income per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Numerator:
Net income	$61,236	$117,412	$116,900	$133,704
Net income attributable to noncontrolling interest	(1,016)	(983)	(1,963)	(1,949)

Net income attributable to Intelsat S.A.	60,220	116,429	114,937	131,755
Less: Preferred stock dividends declared	(9,919)	—	(9,919)	—

Net income attributable to common shareholders	50,301	116,429	105,018	131,755
Numerator for Basic EPS - income available to common shareholders	50,301	116,429	105,018	131,755
Numerator for Diluted EPS	50,301	116,429	105,018	131,755

Denominator:
Basic weighted average shares outstanding (in millions)	107.2	114.5	107.1	111.1
Weighted average dilutive shares outstanding (in millions):
Preferred shares (in millions)	—	3.2	—	6.4
Employee compensation related shares including options and restricted stock units (in millions)	0.5	0.8	0.6	0.7

Diluted weighted average shares outstanding (in millions)	107.7	118.5	107.7	118.2
Basic net income per common share attributable to Intelsat S.A.	$0.47	$1.02	$0.98	$1.19

Diluted net income per common share attributable to Intelsat S.A.	$0.47	$0.98	$0.98	$1.11

The weighted average number of shares that could potentially dilute basic EPS in the future was 5.3 million and 6.4 million (consisting of restricted share units and options to purchase common shares) for the three months ended June 30, 2015 and June 30, 2016, respectively, and 4.5 million and 6.6 million for the six months ended June 30, 2015 and June 30, 2016, respectively.

Note 4 Share-Based and Other Compensation Plans

In connection with our initial public offering (“IPO”) in April 2013, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (as amended, the “2008 Equity Plan”). Also in April 2013, our board of directors adopted the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”). Following the IPO, no new awards may be granted under the 2008 Equity Plan.

The 2013 Equity Plan allows for grants of stock options, restricted shares, restricted share units (“RSUs”), other share-based awards and performance compensation awards. Effective June 16, 2016, the 2013 Equity Plan increased common shares authorized for issuance under the plan to 20.0 million common shares.

For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. During the six months ended June 30, 2015 and 2016, we recorded compensation expense of $15.0 million and $13.2 million, respectively.

Stock options

We granted 1.5 million stock options during the six months ended June 30, 2016. These options vest over a service period of two or three years. The fair value was measured using the Black-Scholes option pricing model and the following assumptions were used: risk-free interest rates of 1.6% to 1.9%; dividend yield of 0.0%; expected volatility of 60%; and expected life of six to seven years.

The weighted average grant date fair value of options granted during the six months ended June 30, 2016 was $2.25 per option.

Option modifications

During the six months ended June 30, 2016, we amended 1.2 million stock options under the 2008 Equity Plan (including 0.7 million of anti-dilution options), and 0.4 million stock options under the 2013 Equity Plan in order to modify the exercise prices to $4.16 for the anti-dilution options and to $3.77 for the remainder. As a result of the change, we estimated the difference between fair value of the amended options and the fair value of the original awards before settlement. The fair value was measured using the Black-Scholes option pricing model and the following assumptions were used for the amended options and the original awards before amendment: risk-free interest rates of 0.8% to 1.5%; dividend yields of 0.0%; expected volatility of 50-60%; and expected life of one to four years.

All such options were fully vested and we recognized additional compensation expense associated with the modifications of $2.0 million for the six months ended June 30, 2016.

Time-based RSUs

We granted 1.6 million time-based RSUs during the six months ended June 30, 2016. These RSUs vest generally three years from the date of grant in equal annual installments.

The fair value of time-based RSUs is the market price of our common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the six months ended June 30, 2016 was $1.63 per RSU.

Performance-based RSUs

We granted 1.2 million performance-based RSUs during the six months ended June 30, 2016. These RSUs vest after three years from the date of grant upon achievement of certain performance conditions expressed as a combination of an adjusted EBITDA target and a relative shareholder return (“RSR”), which is based on our relative shareholder return percentile ranking versus the S&P 900 Index, measured at the end of a three year period.

We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares (to measure the portion of the award based on the adjusted EBITDA target) and a Monte Carlo simulation model (to measure the portion of the award based on the RSR target).

The weighted average grant date fair value of performance-based RSUs granted during the six months ended June 30, 2016 was $0.94 per RSU.

Note 5 Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosure (“FASB ASC 820”) defines fair value, establishes a market-based framework or hierarchy for measuring fair value and provides for certain required disclosures about fair value measurements. The guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value but does not require any new fair value measurements.

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

We have identified investments in marketable securities and interest rate financial derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

The following tables present assets and liabilities measured and recorded at fair value in our condensed consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 10—Long-Term Debt). We did not have transfers between Level 1 and Level 2 fair value measurements during the six months ended June 30, 2016.

		Fair Value Measurements at December 31, 2015
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Marketable securities(1)	$5,486	$5,486	$—

Total assets	$5,486	$5,486	$—

Liabilities
Undesignated interest rate swaps(2)	$2,013	$—	$2,013

Total liabilities	$2,013	$—	$2,013

		Fair Value Measurements at June 30, 2016
Description	As of June 30, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Marketable securities(1)	$5,439	$5,439	$—

Total assets	$5,439	$5,439	$—

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.3 million at December 31, 2015 and $5.0 million at June 30, 2016. We sold marketable securities with a cost basis of $0.3 million during the six months ended June 30, 2016 and recorded a nominal loss on the sale, which was included within other income (expense), net in our condensed consolidated statements of income.
(2)	The fair value of our interest rate financial derivative instruments reflects the estimated amounts that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and current creditworthiness of both the counterparties and ourselves. Observable inputs utilized in the income approach valuation technique incorporate identical contractual notional amounts, fixed coupon rates, periodic terms for interest payments and contract maturity. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments, if any, associated with our derivatives utilize Level 3 inputs, such as the estimates of the current credit spread, to evaluate the likelihood of default by us or our counterparties. We have assessed the significance of the inputs of the credit valuation adjustments to the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified within Level 2 of the fair value hierarchy.

Note 6 Retirement Plans and Other Retiree Benefits

(a) Pension and Other Postretirement Benefits

We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.

In the first quarter of 2015, we amended the defined benefit retirement plan to cease the accrual of additional benefits for the remaining active participants effective March 31, 2015, resulting in a curtailment of $10.3 million that decreased both the pension liability and the actuarial loss recorded in accumulated other comprehensive loss. As a result of the curtailment, all of the plan’s participants are now considered inactive. Accordingly, all amounts recorded in accumulated other comprehensive loss are being recognized as an increase to net periodic benefit cost over the average remaining life expectancy of plan participants, which is approximately 20 years, beginning in the second quarter of 2015.

Also, as a result of the plan amendment, we recognized $0.6 million of prior service credits in our consolidated statements of income in 2015 that were previously recorded in accumulated other comprehensive loss.

In the first quarter of 2016, we changed the method we use to estimate the interest cost component of net periodic benefit cost for our defined benefit pension and other postretirement benefit plans. Historically, we estimated the interest cost component using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to use a full yield curve approach in the estimation of this component of benefit cost by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We have made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates, and to provide a more precise measurement of interest costs. This change does not affect the measurement of our total benefit obligations, as the change in the interest cost is completely offset in the actuarial (gain) loss reported. We have accounted for this change as a change in estimate and, accordingly, have accounted for it prospectively starting in the first quarter of 2016. The discount rate that we used to measure interest cost during the first half of 2016 was approximately 3.8%. The discount rate that we measured at December 31, 2015 and would have used for interest cost under our prior estimation technique was approximately 4.5%. The reduction in interest cost for the first half of 2016 associated with this change in estimate was approximately $1.8 million.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. We do not anticipate additional contributions to the defined benefit retirement plan in 2016. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2016 will be approximately $4.3 million.

Included in accumulated other comprehensive loss at June 30, 2016 is $125.3 million ($79.1 million, net of tax) that has not yet been recognized in the net periodic pension cost, which includes unrecognized actuarial losses.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in both direct costs of revenue and selling, general and administrative on our condensed consolidated statements of income for the six months ended June 30, 2016. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of income line items that are impacted (in thousands):

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$—	$(1)	$(230)	$(2)
Selling, general and administrative	—	—	(152)	—

Total	$—	$(1)	$(382)	$(2)

Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$518	$331	$2,331	$663
Selling, general and administrative	291	200	1,412	400

Total	$809	$531	$3,743	$1,063

Realized gain on investments included in:
Other expense, net	$(18)	$(9)	$(48)	$(11)

Total	$(18)	$(9)	$(48)	$(11)

Net periodic pension benefit costs included the following components (in thousands):

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Service cost	$—	$—	$780	$—
Interest cost	4,661	4,046	9,412	8,092
Expected return on plan assets	(6,481)	(6,384)	(12,963)	(12,768)
Amortization of unrecognized prior service credits	—	—	(607)	—
Amortization of unrecognized net loss	1,138	842	5,635	1,684

Total benefit	$(682)	$(1,496)	$2,257	$(2,992)

Net periodic other postretirement benefit costs included the following components (in thousands):

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Service cost	$18	$—	$35	$—
Interest cost	1,148	841	2,296	1,682
Amortization of unrecognized prior service credits	—	(2)	—	(4)
Amortization of unrecognized net loss	149	—	298	—

Total costs	$1,315	$839	$2,629	$1,678

(b) Other Retirement Plans

In connection with the amendment of the defined benefit retirement plan in the first quarter of 2015, the two defined contribution retirement plans we previously maintained for the benefit of our employees in the United States, were merged into a single plan, which is qualified under the provisions of Section 401(k) of the Internal Revenue Code. We recognized compensation expense for these plans of $3.4 million and $5.1 million during the six months ended June 30, 2015 and 2016, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 7 Satellites and Other Property and Equipment

(a) Satellites and Other Property and Equipment, net

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2015	As of June 30, 2016
Satellites and launch vehicles	$9,810,941	$10,157,286
Information systems and ground segment	641,741	683,543
Buildings and other	241,273	242,142

Total cost	10,693,955	11,082,971
Less: accumulated depreciation	(4,705,638)	(4,938,971)

Total	$5,988,317	$6,144,000

Satellites and other property and equipment are stated at historical cost, with the exception of satellites that have been impaired. Satellites and other property and equipment acquired as part of an acquisition are based on their fair value at the date of acquisition.

Satellites and other property and equipment, net as of December 31, 2015 and June 30, 2016 included construction-in-progress of $1.5 billion, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $40.0 million and $57.0 million were capitalized during the six months ended June 30, 2015 and 2016, respectively.

We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.

(b) Recent Satellite Launches

On January 27, 2016, we successfully launched our Intelsat 29e satellite into orbit, the first of seven high throughput satellites (“HTS”) that will comprise our Intelsat EpicNG platform. Intelsat 29e is a C- and Ku-band satellite featuring high-performance spot beams and an advanced digital payload that will enable next generation broadband services for commercial and government customers. The satellite, which is located at the 310ºE orbital location, will support broadband services for enterprise, fixed and mobile network operators, aeronautical and maritime mobility service providers, and for government customers operating throughout the Americas and the North Atlantic region. The satellite entered into service in March 2016.

On June 9, 2016, we successfully launched our Intelsat 31 satellite to the 95ºW orbital location, co-located with our Intelsat 30 satellite. This satellite will provide in-orbit resilience for direct-to-home (“DTH”) television services in Latin America via its Ku-band payload. Intelsat 31 also includes a C-band payload that is expected to enhance our Latin American network infrastructure. This satellite has completed in-orbit testing and entered into service in late July 2016.

Note 8 Investments

We have an ownership interest in two entities that meet the criteria of a variable interest entity (“VIE”), Horizons Satellite Holdings, LLC (“Horizons Holdings”) and Horizons-3 Satellite LLC. Horizons Holdings is discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”). Horizons-3 Satellite LLC is also discussed in further detail below. Further, we have cost method investments where we have a minority investment, discussed further below.

(a) Horizons Holdings

Our first joint venture with JSAT International, Inc. (“JSAT”) is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons 2 satellite pursuant to a loan agreement. The borrowing was subsequently repaid. We provide certain services to the joint venture and utilize capacity from the joint venture.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons 2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our consolidated financial statements. Total assets and liabilities of Horizons Holdings were $58.7 million and $0.3 million as of December 31, 2015, respectively, and $53.3 million and $0.1 million as of June 30, 2016, respectively.

We have a revenue sharing agreement with JSAT related to services sold on the Horizons 1 and Horizons 2 satellites. We are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons-1 and Horizons-2 satellites were $6.6 million and $6.0 million as of December 31, 2015 and June 30, 2016, respectively.

(b) Horizons-3 Satellite LLC

On November 4, 2015, we entered into a new joint venture agreement with JSAT. The joint venture, named Horizons 3 Satellite LLC (“Horizons 3”), was formed for the purpose of developing, launching, managing, operating and owning a high performance satellite to be located at the 169ºE orbital location.

Horizons 3, which is 50% owned by each of Intelsat and JSAT, was set up with a joint share of management authority and equal rights to profits and revenues from the joint venture. Similar to Horizons Holdings, we have a revenue sharing agreement with JSAT related to services sold on the Horizons 3e satellite. In addition, we are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are not the primary beneficiary, and therefore, do not consolidate Horizons 3. The assessment considered both quantitative and qualitative factors, including an analysis of voting power and other means of control of the joint venture as well as each owner’s exposure to risk of loss or gain. Because we and JSAT equally share control over the operations of the joint venture and also equally share exposure to risk of losses or gains, we concluded that we are not the primary beneficiary of Horizons 3. Our investment, included within other assets in our condensed consolidated balance sheets, is accounted for using the equity method of accounting and the investment balance was $19.1 million and $19.9 million as of December 31, 2015 and June 30, 2016, respectively.

In connection with our investment in Horizons 3, we entered into a capital contribution and subscription agreement, which requires us to fund our 50% share of the amounts due in order to maintain our respective 50% interest in the joint venture. In addition, our indirect subsidiary, which holds our investment in Horizons 3, has entered into a security and pledge agreement with Horizons 3, pursuant to which it has granted a security interest in its membership interests in Horizons 3. Further, our indirect subsidiary has granted a security interest in its customer capacity service contracts and its ownership interest in its wholly-owned subsidiary that will hold the U.S. Federal Communications Commission license required for the joint venture’s operations.

(c) Cost Method Investments

Our cost method investments recorded in other assets in our condensed consolidated balance sheets had a total carrying value of $25.0 million as of December 31, 2015 and $29.0 million as of June 30, 2016. The balance as of June 30, 2016 consists of two minority investments.

(d) Equity Attributable to Intelsat S.A. and Noncontrolling Interest

The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interest, which is included in the equity section of our condensed consolidated balance sheet (in thousands):

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2015	$(776,268)	$33,701	$(742,567)
Net income	(3,923,387)	3,934	(3,919,453)
Dividends paid to noncontrolling interests	—	(8,423)	(8,423)
Share-based compensation	25,921	—	25,921
Declaration of preferred stock dividend	(9,919)	—	(9,919)
Postretirement/pension liability adjustment	34,449	—	34,449
Other comprehensive income	(361)	—	(361)

Balance at December 31, 2015	$(4,649,565)	$29,212	$(4,620,353)

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2016	$(4,649,565)	$29,212	$(4,620,353)
Net income	131,755	1,949	133,704
Dividends paid to noncontrolling interests	—	(4,555)	(4,555)
Share-based compensation	13,040	—	13,040
Postretirement/pension liability adjustment	1,061	—	1,061
Other comprehensive income	106	—	106

Balance at June 30, 2016	$(4,503,603)	$26,606	$(4,476,997)

Note 9 Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2015	As of June 30, 2016
Goodwill(1)	$2,620,627	$2,620,627
Orbital locations	2,387,700	2,387,700
Trade name	65,200	65,200

(1)	Net of accumulated impairment losses of $4,160,200.

We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consist of the following (in thousands):

	As of December 31, 2015			As of June 30, 2016
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(647,534)	$96,226	$743,760	$(658,290)	$85,470
Customer relationships	534,030	(189,926)	344,104	534,030	(203,416)	330,614

Total	$1,277,790	$(837,460)	$440,330	$1,277,790	$(861,706)	$416,084

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $30.1 million and $24.2 million for the six months ended June 30, 2015 and 2016, respectively.

Note 10 Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2015		As of June 30, 2016
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat Luxembourg:
6.75% Senior Notes due June 2018	$475,000	$355,063	$475,000	$311,125
Unamortized prepaid debt issuance costs on 6.75% Senior Notes	(2,066)	—	(1,667)	—
7.75% Senior Notes due June 2021	2,000,000	930,000	2,000,000	490,000
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	(19,602)	—	(18,125)	—
8.125% Senior Notes due June 2023	1,000,000	450,000	1,000,000	245,000
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	(10,870)	—	(10,328)	—

Total Intelsat Luxembourg obligations	3,442,462	1,735,063	3,444,880	1,046,125

Intelsat Jackson:
9.5% Senior Secured Notes due September 2022	$—	$—	$490,000	$509,600
Unamortized prepaid debt issuance costs and discount on 9.5% Senior Notes	—	—	(20,459)	—
8.00% Senior Secured Notes due February 2024	—	—	1,250,000	1,237,500
Unamortized prepaid debt issuance costs on 8.0% Senior Notes	—	—	(24,382)	—
7.25% Senior Notes due October 2020	2,200,000	1,919,500	2,200,000	1,562,000
Unamortized prepaid debt issuance costs and premium on 7.25% Senior Notes	(8,248)	—	(7,515)	—
7.25% Senior Notes due April 2019	1,500,000	1,368,750	1,500,000	1,087,500
Unamortized prepaid debt issuance costs on 7.25% Senior Notes	(8,203)	—	(7,066)
7.5% Senior Notes due April 2021	1,150,000	1,000,500	1,150,000	793,500
Unamortized prepaid debt issuance costs on 7.5% Senior Notes	(8,137)	—	(7,495)	—
6.625% Senior Notes due December 2022	1,275,000	803,250	815,252	542,143
Unamortized prepaid debt issuance costs and premium on 6.625% Senior Notes	20,428	—	12,303	—
5.5% Senior Notes due August 2023	2,000,000	1,560,000	2,000,000	1,260,000
Unamortized prepaid debt issuance costs on 5.5% Senior Notes	(16,719)	—	(15,823)	—
Senior Secured Credit Facilities due June 2019	3,095,000	2,944,274	3,095,000	2,820,474
Unamortized prepaid debt issuance costs and discount on Senior Credit Facilities and Jackson Revolver	(30,204)	—	(26,005)	—

Total Intelsat Jackson obligations	11,168,917	9,596,274	12,403,810	9,812,717

Total Intelsat S.A. long-term debt	$14,611,379	$11,331,337	$15,848,690	$10,858,842

The fair value for publicly traded instruments is determined using quoted market prices, and for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities, the inputs for which are classified as Level 2.

Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of June 30, 2016, Intelsat Jackson had $434.3 million of undrawn capacity under its revolving credit facility. However, use of such capacity was subject to the covenants of its other debt agreements. As a result of the completion of senior secured note issuances in March and June 2016, Intelsat Jackson currently has limited access to the undrawn capacity under the revolving credit facility, and has been relying for liquidity purposes, and intends to rely in the future, on a portion of the net proceeds of the March notes issuance.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to the London Inter-Bank Offered Rate (“LIBOR”) plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 2.15 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.37 to 1.00 as of June 30, 2016.

2016 Debt Transactions

March 2016 Intelsat Jackson Senior Secured Notes Offerings

On March 29, 2016, Intelsat Jackson completed an offering of $1.25 billion aggregate principal amount of 8% Senior Secured Notes due 2024 (the “2024 Jackson Notes”). The 2024 Jackson Notes bear interest at 8% annually and mature in February 2024. These notes are guaranteed by Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.

The net proceeds from this offering have been and, are expected to be, used for general corporate purposes, which may include repayment and repurchase of indebtedness, capital expenditures and working capital and to pay fees and expenses related to the offering. A portion of the net proceeds was used to prepay in full all amounts outstanding under the Intercompany Loan described below.

May 2016 Intelsat Jackson Notes Repurchases

In May 2016, we repurchased $459.7 million in aggregate principal amount of Intelsat Jackson’s outstanding 6  5⁄8% Senior Notes due 2022 (the “2022 Jackson Notes”). In connection with these repurchases, we recognized a net gain on early extinguishment of debt of $131.4 million in the second quarter of 2016, consisting of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

Subsidiary Guarantee of Intelsat Jackson’s 6  5⁄8% Senior Notes due 2022

In May 2016, Intelsat Jackson and each of the subsidiaries of Intelsat Jackson that guarantees loans under Intelsat Jackson’s Secured Credit Agreement executed a supplemental indenture to the indenture governing the 2022 Jackson Notes, following the execution of which such subsidiaries guarantee the 2022 Jackson Notes.

2016 Intelsat Jackson Tender Offers and June 2016 Senior Secured Notes Issuance

In May 2016, Intelsat Jackson commenced tender offers to purchase several tranches of outstanding debt (the “Tender Offers”). On June 30, 2016, Intelsat Jackson completed an issuance of $490 million aggregate principal amount of 9.5% Senior Secured Notes due 2022 (the “New Jackson Secured Notes”) with an original issue discount of 2.0%. Under the terms of the issuance, in the event that all of the net proceeds of the New Jackson Secured Notes were not applied to fund the Tender Offers, Intelsat Jackson would have been required to use the portion of the net proceeds not so applied to redeem the New Jackson Secured Notes. Since the possible uses of the debt proceeds were restricted to repayment of long-term debt, the net proceeds were classified as restricted cash within long-term assets on the condensed consolidated balance sheet as of June 30, 2016. On July 15, 2016, the net proceeds from the sale of the New Jackson Secured Notes were used to repurchase $673.5 million aggregate principal amount of the 2022 Jackson Notes pursuant to the terms of the previously commenced Tender Offers and to pay related fees and expenses. In connection with this repurchase, we expect to recognize a gain on early extinguishment of debt of approximately $216.3 million during the three months ending September 30, 2016, consisting of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

Significant Intercompany Transaction

During the third quarter of 2015, Intelsat Jackson declared and paid a dividend of $360 million in cash to its parent, Intelsat Luxembourg, also one of our subsidiaries. Subsequent to the payment of the dividend, a subsidiary of Intelsat Luxembourg loaned an aggregate principal amount of $360 million to Intelsat Jackson (the “Intercompany Loan”) pursuant to a promissory note. During the first quarter of 2016, our subsidiary, Intelsat Jackson prepaid in full all amounts outstanding under the Intercompany Loan.

Note 11 Derivative Instruments and Hedging Activities

Interest Rate Swaps

We are subject to interest rate risk primarily associated with our variable-rate borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed long-term financings; and the risk of increasing interest rates for planned refinancing using long-term fixed-rate debt. We originally entered into these interest rate swap agreements to reduce the impact of interest rate movements on future interest expense by converting substantially all of our floating-rate debt to a fixed rate.

At December 31 2015, we held interest rate swaps with an aggregate notional amount of $1.6 billion, which matured in January 2016. These swaps were entered into to economically hedge the variability in cash flow on a portion of the floating-rate loans under our senior secured credit facilities, but were not designated as hedges for accounting purposes.

The following table sets forth the fair value of our derivatives by category (in thousands):

Derivatives not designated as hedging instruments	Balance Sheets Location	As of December 31, 2015
Undesignated interest rate swaps	Other current liabilities	$2,013

The following table sets forth the effect of the derivative instruments in our condensed consolidated statements of income (in thousands):

Derivatives not designated as hedging instruments	Presentation in Statements of Operations	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Undesignated interest rate swaps	Included in interest expense, net	$914	$2,563

Note 12 Income Taxes

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the United States and the United Kingdom. Our Luxembourg companies that file tax returns as a consolidated group generated taxable income for the six months ended June 30, 2016. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of future taxable income in the foreseeable future, we recorded a full valuation allowance against the net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the condensed consolidated statements of income and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the United States and the United Kingdom, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

As of December 31, 2015 and June 30, 2016, our gross unrecognized tax benefits were $40.2 million and $40.3 million, respectively (including interest and penalties), of which $29.6 million and $29.8 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2015 and June 30, 2016, we had recorded reserves for interest and penalties in the amount of $5.0 million and $5.5 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2015, the change in the balance of unrecognized tax benefits consisted of an increase of $1.3 million related to current tax positions, an increase of $0.5 million related to prior tax positions, and a decrease of $1.7 million related to expiration of statute of limitations on the assessment of certain taxes.

We operate in various taxable jurisdictions throughout the world, and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the United States, the United Kingdom and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., U.K. and Brazilian subsidiaries are subject to income tax examination for periods after December 31, 2010. Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.

On March 3, 2014, Intelsat Corp, Intelsat Global Service LLC, Intelsat General, Intelsat USA License LLC and Intelsat USA Sales LLC were notified by the District of Columbia Office of the Tax Revenue of its intent to initiate an audit for the tax years ending 2010 and 2011. In June, 2016, we received a Notice of Proposed Audit Changes with no material assessment.

Note 13 Commitments and Contingencies

We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Note 14 Business and Geographic Segment Information

We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.

The geographic distribution of our revenue based upon billing region of the customer was as follows:

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
North America	46%	49%	46%	49%
Europe	16%	14%	16%	14%
Latin America and Caribbean	16%	15%	15%	15%
Africa and Middle East	13%	13%	14%	13%
Asia Pacific	9%	9%	9%	9%

Approximately 7% of our revenue was derived from our largest customer during both the three months ended June 30, 2015 and 2016. Approximately 6% and 7% of our revenue was derived from our largest customer during the six months ended June 30, 2015 and 2016, respectively. Our ten largest customers accounted for approximately 28% and 30% of our revenue during the three months ended June 30, 2015 and 2016, respectively, as well as during the six months ended June 30, 2015 and 2016, respectively.

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Three Months Ended June 30, 2015		Three Months Ended June 30, 2016		Six Months Ended June 30, 2015		Six Months Ended June 30, 2016
On-Network Revenues
Transponder services	$432,513	72%	$384,438	71%	$873,687	73%	$774,812	71%
Managed services	101,553	17%	106,821	20%	200,336	17%	207,436	19%
Channel	11,853	2%	2,490	0%	23,902	2%	5,327	0%

Total on-network revenues	545,919	91%	493,749	91%	1,097,925	91%	987,575	90%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	38,743	6%	35,861	7%	79,468	7%	82,077	7%
Satellite-related services	13,447	2%	12,373	2%	23,021	2%	24,974	2%

Total off-network and other revenues	52,190	9%	48,234	9%	102,489	9%	107,051	10%

Total	$598,109	100%	$541,983	100%	$1,200,414	100%	$1,094,626	100%

Note 15 Related Party Transactions

(a) Shareholders’ Agreements

Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012. The shareholders’ agreements and the articles of incorporation of Intelsat S.A. provided, among other things, for the governance of Intelsat S.A. and its subsidiaries and provided specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders. In connection with the IPO, these articles of incorporation and shareholders’ agreements were amended.

(b) Governance Agreement

Prior to the consummation of the IPO, we entered into a governance agreement with our shareholder affiliated with BC Partners, our shareholder affiliated with Silver Lake and David McGlade, our Executive Chairman and former Chief Executive Officer. The Governance Agreement contains provisions relating to the composition of our board of directors and certain other matters.

(c) Indemnification Agreements

We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.

(d) Horizons Holdings

We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 8(a)—Investments—Horizons Holdings).

(e) Horizons 3

We have a 50% ownership interest in Horizons 3 as a result of a joint venture with JSAT (see Note 8(b)—Investments—Horizons-3 Satellite LLC).

Note 16 Supplemental Consolidating Financial Information

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes, consisting of $1.5 billion aggregate principal amount of the 7 1/4% Senior Notes due 2019 and $1.15 billion aggregate principal amount of the 7 1/2% Senior Notes due 2021 (collectively the “2011 Jackson Notes”). The 2011 Jackson Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Holdings, Intelsat Investment Holdings S.à r.l. and Intelsat Investments (collectively, the “Parent Guarantors”), by Intelsat Luxembourg and by certain wholly-owned subsidiaries of Intelsat Jackson (the “Subsidiary Guarantors”).

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7 1/4% Senior Notes due 2020, which are fully and unconditionally guaranteed, jointly and severally, by the Parent Guarantors, Intelsat Luxembourg and the Subsidiary Guarantors.

Separate financial statements of the Parent Guarantors, Intelsat Luxembourg, Intelsat Jackson and the Subsidiary Guarantors are not presented because management believes that such financial statements would not be material to investors. Investments in Intelsat Jackson’s subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	elimination of investment in subsidiaries;

•	elimination of intercompany accounts;

•	elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	elimination of equity in earnings (losses) of subsidiaries.

Other comprehensive income for the three months ended June 30, 2015 was $0.8 million compared to $0.6 million for the three months ended June 30, 2016. Other comprehensive income for the six months ended June 30, 2015 was $9.9 million compared to $1.2 million for the six months ended June 30, 2016. Other comprehensive income is fully attributable to the Subsidiary Guarantors, which are also consolidated within Intelsat Jackson.

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$4,326	$358,727	$536,681	$277,789	$69,831	$(277,789)	$969,565
Receivables, net of allowance	—	—	178,774	178,758	59,287	(178,758)	238,061
Prepaid expenses and other current assets	1,389	21	37,288	36,936	9,767	(38,191)	47,210
Intercompany receivables	—	—	558,854	—	295,339	(854,193)	—

Total current assets	5,715	358,748	1,311,597	493,483	434,224	(1,348,931)	1,254,836

Satellites and other property and equipment, net	—	—	6,052,211	6,052,211	91,789	(6,052,211)	6,144,000
Goodwill	—	—	2,620,627	2,620,627	—	(2,620,627)	2,620,627
Non-amortizable intangible assets	—	—	2,452,900	2,452,900	—	(2,452,900)	2,452,900
Amortizable intangible assets, net	—	—	416,084	416,084	—	(416,084)	416,084
Investment in affiliates	(3,962,246)	(493,729)	157,644	157,644	—	4,140,687	—
Restricted Cash	—	—	480,200	—	—	—	480,200
Other assets	90	—	302,422	302,422	37,155	(302,422)	339,667

Total assets	$(3,956,441)	$(134,981)	$13,793,685	$12,495,371	$563,168	$(9,052,488)	$13,708,314

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$23,814	$5	$184,104	$170,528	$27,557	$(171,781)	$234,227
Accrued interest payable	—	22,361	164,097	2,642	—	(2,642)	186,458
Current portion of long-term debt	—	—	—	—	—	—	—
Deferred satellite performance incentives	—	—	21,522	21,522	—	(21,522)	21,522
Other current liabilities	—	—	206,710	206,710	5,788	(206,710)	212,498
Intercompany payables	496,742	357,452	—	2,441,021	—	(3,295,215)	—

Total current liabilities	520,556	379,818	576,433	2,842,423	33,345	(3,697,870)	654,705
Long-term debt, net of current portion	—	3,444,880	12,403,810	—	—	—	15,848,690
Deferred satellite performance incentives, net of current portion	—	—	183,321	183,321	—	(183,321)	183,321
Deferred revenue, net of current portion	—	—	964,980	964,980	281	(964,980)	965,261
Deferred income taxes	—	—	154,409	154,409	10,521	(154,409)	164,930
Accrued retirement benefits	—	—	190,514	190,514	219	(190,514)	190,733
Other long-term liabilities	—	—	171,286	171,286	6,385	(171,286)	177,671
Shareholders’ equity (deficit):
Common shares	1,177	7,202	200	5,558,066	24	(5,565,492)	1,177
Other shareholders’ equity (deficit)	(4,478,174)	(3,966,881)	(851,268)	2,430,372	512,393	1,875,384	(4,478,174)

Total liabilities and shareholders’ equity	$(3,956,441)	$(134,981)	$13,793,685	$12,495,371	$563,168	$(9,052,488)	$13,708,314

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2015

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$16,941	$760	$109,959	$89,641	$43,881	$(89,641)	$171,541
Receivables, net of allowance	—	—	173,869	173,638	58,906	(173,638)	232,775
Prepaid expenses and other current assets	919	—	28,633	28,593	6,680	(29,041)	35,784
Intercompany receivables	—	116,396	49,539	—	323,173	(489,108)	—

Total current assets	17,860	117,156	362,000	291,872	432,640	(781,428)	440,100
Satellites and other property and equipment, net	—	—	5,897,103	5,897,103	91,214	(5,897,103)	5,988,317
Goodwill	—	—	2,620,627	2,620,627	—	(2,620,627)	2,620,627
Non-amortizable intangible assets	—	—	2,452,900	2,452,900	—	(2,452,900)	2,452,900
Amortizable intangible assets, net	—	—	440,330	440,330	—	(440,330)	440,330
Investment in affiliates	(4,120,570)	(769,452)	139,983	139,983	—	4,610,056	—
Other assets	87	—	278,771	278,771	32,458	(278,771)	311,316

Total assets	$(4,102,623)	$(652,296)	$12,191,714	$12,121,586	$556,312	$(7,861,103)	$12,253,590

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$28,622	$10	$154,247	$154,861	$29,053	$(155,309)	$211,484
Accrued interest payable	—	22,360	139,133	1,964	—	(1,964)	161,493
Deferred satellite performance incentives	—	—	19,411	19,411	—	(19,411)	19,411
Other current liabilities	—	—	168,261	166,248	3,793	(166,248)	172,054
Intercompany payables	489,108	—	—	2,038,908	—	(2,528,016)	—

Total current liabilities	517,730	22,370	481,052	2,381,392	32,846	(2,870,948)	564,442
Long-term debt, net of current portion	—	3,442,462	11,168,917	—	—	—	14,611,379
Deferred satellite performance incentives, net of current portion	—	—	162,177	162,177	—	(162,177)	162,177
Deferred revenue, net of current portion	—	—	1,010,019	1,010,019	223	(1,010,019)	1,010,242
Deferred income taxes	—	—	150,283	150,283	10,519	(150,283)	160,802
Accrued retirement benefits	—	—	195,170	195,170	215	(195,170)	195,385
Other long-term liabilities	—	—	161,420	161,420	8,096	(161,420)	169,516
Shareholders’ equity (deficit):
Common shares	1,076	7,202	3,114,981	5,558,066	24	(8,680,273)	1,076
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(4,621,464)	(4,124,330)	(4,252,305)	2,503,059	504,389	5,369,187	(4,621,464)

Total liabilities and shareholders’ equity	$(4,102,623)	$(652,296)	$12,191,714	$12,121,586	$556,312	$(7,861,103)	$12,253,590

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$496,353	$496,356	$136,028	$(586,754)	$541,983

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	62,492	62,492	106,312	(152,882)	78,414
Selling, general and administrative	2,010	106	37,190	36,949	19,868	(36,957)	59,166
Depreciation and amortization	—	—	172,815	172,815	4,264	(172,815)	177,079

Total operating expenses	2,010	106	272,497	272,256	130,444	(362,654)	314,659

Income (loss) from operations	(2,010)	(106)	223,856	224,100	5,584	(224,100)	227,324
Interest expense (income), net	3,264	68,187	163,691	46,320	(155)	(46,320)	234,987
Gain on early extinguishment of debt	—	—	131,402	—	—	—	131,402
Subsidiary income (loss)	121,704	195,141	14,542	14,542	—	(345,929)	—
Other income (expense), net	(1)	—	(2,860)	16	2,032	(16)	(829)

Income (loss) before income taxes	116,429	126,848	203,249	192,338	7,771	(523,725)	122,910
Provision for (benefit from) income taxes	—	—	7,842	7,842	(2,344)	(7,842)	5,498

Net income (loss) attributable to Intelsat S.A.	116,429	126,848	195,407	184,496	10,115	(515,883)	117,412
Net income attributable to noncontrolling interest	—	—	—	—	(983)	—	(983)

Net income (loss) attributable to Intelsat S.A.	$116,429	$126,848	$195,407	$184,496	$9,132	$(515,883)	$116,429

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2015

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$552,116	$552,119	$138,461	$(644,587)	$598,109

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	60,933	60,933	113,380	(153,311)	81,935
Selling, general and administrative	2,323	45	34,127	33,980	17,682	(34,072)	54,085
Depreciation and amortization	—	—	162,990	162,990	8,257	(162,990)	171,247

Total operating expenses	2,323	45	258,050	257,903	139,319	(350,373)	307,267

Income (loss) from operations	(2,323)	(45)	294,066	294,216	(858)	(294,214)	290,842
Interest expense, net	2,680	68,639	151,452	1,493	10	(1,493)	222,781
Subsidiary income	65,223	140,613	3,731	3,731	—	(213,298)	—
Other income (expense), net	—	—	40	331	212	(331)	252

Income (loss) before income taxes	60,220	71,929	146,385	296,785	(656)	(506,350)	68,313
Provision for (benefit from) income taxes	—	—	5,772	5,798	1,305	(5,798)	7,077

Net income (loss)	60,220	71,929	140,613	290,987	(1,961)	(500,552)	61,236
Net income attributable to noncontrolling interest	—	—	—	—	(1,016)	—	(1,016)

Net income (loss) attributable to Intelsat S.A.	$60,220	$71,929	$140,613	$290,987	$(2,977)	$(500,552)	$60,220

Cumulative preferred dividends	(9,919)	—	—	—	—	—	(9,919)

Net income (loss) attributable to common shareholders	$50,301	$71,929	$140,613	$290,987	$(2,977)	$(500,552)	$50,301

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$997,296	$997,302	$281,180	$(1,181,152)	$1,094,626

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	124,856	124,856	224,851	(308,689)	165,874
Selling, general and administrative	4,245	110	73,980	73,412	37,979	(73,429)	116,297
Depreciation and amortization	—	—	336,191	336,191	9,768	(336,191)	345,959

Total operating expenses	4,245	110	535,027	534,459	272,598	(718,309)	628,130

Income (loss) from operations	(4,245)	(110)	462,269	462,843	8,582	(462,843)	466,496
Interest expense (income), net	6,395	136,462	317,815	93,204	(8,775)	(93,204)	451,897
Gain on early extinguishment of debt	—	—	131,402	—	—	—	131,402
Subsidiary income	142,397	290,865	24,137	24,137	—	(481,536)	—
Other income (expense), net	(2)	—	(5,057)	646	3,649	(646)	(1,410)

Income before income taxes	131,755	154,293	294,936	394,422	21,006	(851,821)	144,591
Provision for (benefit from) income taxes	—	—	11,837	11,837	(950)	(11,837)	10,887

Net income	131,755	154,293	283,099	382,585	21,956	(839,984)	133,704
Net income attributable to noncontrolling interest	—	—	—	—	(1,949)	—	(1,949)

Net income (loss) attributable to Intelsat S.A.	$131,755	$154,293	$283,099	$382,585	$20,007	$(839,984)	$131,755

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$1,107,640	$1,107,646	$278,933	$(1,293,805)	$1,200,414

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	123,409	123,409	228,052	(309,468)	165,402
Selling, general and administrative	4,089	165	68,617	68,136	35,987	(68,236)	108,758
Depreciation and amortization	—	—	326,168	326,168	16,485	(326,168)	342,653

Total operating expenses	4,089	165	518,194	517,713	280,524	(703,872)	616,813

Income (loss) from operations	(4,089)	(165)	589,446	589,933	(1,591)	(589,933)	583,601
Interest expense, net	5,232	137,255	306,166	3,217	101	(3,217)	448,754
Subsidiary income	124,262	274,989	3,971	3,971	—	(407,193)	—
Other income (expense), net	—	—	1,230	1,100	(4,616)	(1,100)	(3,386)

Income (loss) before income taxes	114,941	137,569	288,481	591,787	(6,308)	(995,009)	131,461
Provision for income taxes	4	—	13,492	13,521	1,065	(13,521)	14,561

Net income (loss)	114,937	137,569	274,989	578,266	(7,373)	(981,488)	116,900
Net income attributable to noncontrolling interest	—	—	—	—	(1,963)	—	(1,963)

Net income (loss) attributable to Intelsat S.A.	114,937	137,569	274,989	578,266	(9,336)	(981,488)	114,937

Cumulative preferred dividends	(9,919)	—	—	—	—	—	(9,919)

Net income (loss) atrributable common shareholders	$105,018	$137,569	$274,989	$578,266	$(9,336)	$(981,488)	$105,018

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(8,030)	$223,267	$447,423	$813,509	$(320,969)	$(813,510)	$341,690

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(409,687)	(409,687)	(7,947)	409,687	(417,634)
Repayment from (disbursements for) intercompany loans	4,895	—	—	—	359,237	(364,132)	—
Investment in subsidiaries	(4,519)	—	(198)	(198)	—	4,915	—
Dividend from affiliates	—	134,700	4,555	4,555	—	(143,810)	—
Purchase of cost method investment	—	—	(4,000)	(4,000)	—	4,000	(4,000)
Other investing activities	—	—	—	—	(787)	—	(787)

Net cash provided by (used in) investing activities	376	134,700	(409,330)	(409,330)	350,503	(89,340)	(422,421)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	1,250,000	—	—	—	1,250,000
Repayments of long-term debt	—	—	(328,569)	—	—	—	(328,569)
Debt issuance costs	—	—	(25,053)	—	—	—	(25,053)
Proceeds from (repayment of) intercompany borrowing	—	—	(364,132)	(12,438)	—	376,570	—
Dividends paid to preferred shareholders	(4,959)	—	—	—	—	—	(4,959)
Capital contribution from parent	—	—	—	56,458	4,717	(61,175)	—
Dividends to shareholders	—	—	(134,700)	(251,137)	(4,555)	390,392	—
Principal payments on deferred satellite performance incentives	—	—	(8,544)	(8,544)	—	8,544	(8,544)
Dividends paid to noncontrolling interest	—	—	—	—	(4,555)	—	(4,555)

Net cash provided by (used in) financing activities	(4,959)	—	389,002	(215,661)	(4,393)	714,331	878,320

Effect of exchange rate changes on cash and cash equivalents	(2)	—	(373)	(370)	809	371	435

Net change in cash and cash equivalents	(12,615)	357,967	426,722	188,148	25,950	(188,148)	798,024
Cash and cash equivalents, beginning of period	16,941	760	109,959	89,641	43,881	(89,641)	171,541

Cash and cash equivalents, end of period	$4,326	$358,727	$536,681	$277,789	$69,831	$(277,789)	$969,565

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$545	$(135,128)	$575,314	$749,016	$23,601	$(749,016)	$464,332

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(397,666)	(397,666)	(1,928)	397,666	(399,594)
Repayment from (disbursements for) intercompany loans	4,727	—	1,752	1,752	—	(8,231)	—
Investment in subsidiaries	(5,250)	(250,000)	(108)	(108)	—	255,466	—
Dividend from affiliates	19,000	403,100	14,483	14,483	—	(451,066)	—
Purchase of cost method investment	—	—	(25,000)	(25,000)	—	25,000	(25,000)
Other investing activities	—	—	—	—	5	—	5

Net cash provided by (used in) investing activities	18,477	153,100	(406,539)	(406,539)	(1,923)	218,835	(424,589)

Cash flows from financing activities:
Repayments of long-term debt	—	—	(324,000)	—	—	—	(324,000)
Proceeds from drawdown of long-term debt	—	—	300,000	—	—	—	300,000
Proceeds from (repayment of) intercompany borrowing	(1,430)	—	(4,727)	—	(322)	6,479	—
Dividends paid to preferred shareholders	(4,959)	—	—	—	—	—	(4,959)
Capital contribution from parent	—	—	250,000	40,013	5,358	(295,371)	—
Dividends to shareholders	—	(19,000)	(403,100)	(395,245)	(14,483)	831,828	—
Dividends paid to noncontrolling interest	—	—	—	—	(4,482)	—	(4,482)
Principal payments on deferred satellite performance incentives	—	—	(9,265)	(9,265)	(572)	9,265	(9,837)
Other financing activities	96	—	—	—	—	—	96

Net cash provided by (used in) financing activities	(6,293)	(19,000)	(191,092)	(364,497)	(14,501)	552,201	(43,182)

Effect of exchange rate changes on cash and cash equivalents	—	—	(676)	(686)	(4,628)	686	(5,304)

Net change in cash and cash equivalents	12,729	(1,028)	(22,993)	(22,706)	2,549	22,706	(8,743)
Cash and cash equivalents, beginning of period	6,229	1,068	63,633	63,144	52,217	(63,144)	123,147

Cash and cash equivalents, end of period	$18,958	$40	$40,640	$40,438	$54,766	$(40,438)	$114,404

(Certain totals may not add due to the effects of rounding)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and their notes included elsewhere in this Quarterly Report. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure.

We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and air and maritime mobility applications, multinational corporations, and internet service providers. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.

Our customers use our global network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for commercial aeronautical consumer broadband connectivity, to enabling essential network backbones for telecommunications providers in high-growth emerging regions.

Our network solutions are critical components of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. For instance, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a benefit that is difficult for terrestrial services to match. In addition, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

Results of Operations

Three Months Ended June 30, 2015 and 2016

The following table sets forth our comparative statements of income for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

			Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2016
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Increase (Decrease)	Percentage Change
Revenue	$598,109	$541,983	$(56,126)	(9)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	81,935	78,414	(3,521)	(4)
Selling, general and administrative	54,085	59,166	5,081	9
Depreciation and amortization	171,247	177,079	5,832	3

Total operating expenses	307,267	314,659	7,392	2

Income from operations	290,842	227,324	(63,518)	(22)
Interest expense, net	222,781	234,987	12,206	5
Gain on early extinguishment of debt	—	131,402	131,402	NM
Other income (expense), net	252	(829)	(1,081)	NM

Income before income taxes	68,313	122,910	54,597	80
Provision for income taxes	7,077	5,498	(1,579)	(22)

Net income	61,236	117,412	56,176	92
Net income attributable to noncontrolling interest	(1,016)	(983)	(33)	(3)

Net income attributable to Intelsat	$60,220	$116,429	$56,209	93

Cumulative preferred dividends	(9,919)	—	(9,919)	NM

Net income attributable to common shareholders	$50,301	$116,429	$66,128	NM

Revenue

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, which we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Increase (Decrease)	Percentage Change
On-Network Revenues

Transponder services	$432,513	$384,438	$(48,075)	(11)%
Managed services	101,553	106,821	5,268	5
Channel	11,853	2,490	(9,363)	(79)

Total on-network revenues	545,919	493,749	(52,170)	(10)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	38,743	35,861	(2,882)	(7)
Satellite-related services	13,447	12,373	(1,074)	(8)

Total off-network and other revenues	52,190	48,234	(3,956)	(8)

Total	$598,109	$541,983	$(56,126)	(9)%

Total revenue for the three months ended June 30, 2016 decreased by $56.1 million, or 9%, as compared to the three months ended June 30, 2015. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $48.1 million, primarily due to a $38.3 million decrease in revenue from network services customers, together with a $9.3 million decline from media customers. The network services decline was mainly due to non-renewals and renewal pricing at lower rates for enterprise and wireless infrastructure services, together with reduced volumes from non-renewals of point-to-point connectivity, which is shifting to fiber alternatives. The media decrease of $9.3 million resulted primarily from lower volumes due to certain North American customers migrating to new compression standards and single format distribution. The aggregate decrease also reflects $1.3 million in currency-related reductions of our contracts in Brazil and Russia, primarily in our media business. Our sector is undergoing a period of increased supply across all regions; the resulting competitive environment is causing pricing pressure in certain regions and applications, primarily with respect to our network services business, and we expect this to continue to impact our business negatively in the near to mid-term.

•	Managed services—an aggregate increase of $5.3 million, largely due to an increase of $10.2 million in revenue from network services customers for broadband services for air and maritime mobility applications, partially offset by declines of $5.1 million in revenues from network services customers for trunking applications and from media customers for video solutions.

•	Channel—an aggregate decrease of $9.4 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable. This legacy product is no longer actively marketed to our customers.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $2.9 million, primarily due to decreases in services for government applications, largely related to sales of off-network managed services.

•	Satellite-related services—an aggregate decrease of $1.1 million, primarily due to decreased revenue from support for third-party satellites and other services.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $3.5 million, or 4%, to $78.4 million for the three months ended June 30, 2016 as compared to the three months ended June 30, 2015. The decrease was primarily due to the following:

•	a decrease of $5.3 million largely due to declines in cost of off-network fixed satellite services and managed services capacity purchased mainly in support of our government business; partially offset by

•	an increase of $1.4 million in staff-related expenses.

Selling, General and Administrative

Selling, general and administrative expenses increased by $5.1 million, or 9%, to $59.2 million for the three months ended June 30, 2016 as compared to the three months ended June 30, 2015. The increase was primarily due to the following:

•	an increase of $4.7 million in bad debt expense primarily related to a limited number of customers in the Latin America and Caribbean region; and

•	an increase of $1.7 million in staff-related expenses consistent with our expectations; partially offset by

•	a decrease of $2.5 million in development expense related to our antenna innovation initiatives.

Depreciation and Amortization

Depreciation and amortization expense increased by $5.8 million, or 3%, to $177.1 million for the three months ended June 30, 2016 as compared to the three months ended June 30, 2015. Significant items impacting depreciation and amortization included:

•	an increase of $12.6 million in depreciation expense resulting from the impact of satellites placed in service in the fourth quarter of 2015 and the first quarter of 2016; partially offset by

•	a net decrease of $4.2 million in depreciation expense due to the timing of certain satellites and ground equipment becoming fully depreciated, and other satellite related expenses; and

•	a decrease of $2.9 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest Expense, Net

Interest expense, net consists of the gross interest expense we incur together with gains and losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of December 31, 2015, we held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps were not designated as hedges for accounting purposes. The swaps matured in January 2016. Interest expense, net increased by $12.2 million, or 5.5%, to $235.0 million for the three months ended June 30, 2016, as compared to the three months ended June 30, 2015. The increase in interest expense, net was principally due to:

•	a net increase of $21.4 million in interest expense, primarily resulting from the issuance of new debt in 2016 (see —Liquidity and Capital Resources—Long-Term Debt); partially offset by

•	a decrease of $8.6 million from higher capitalized interest of $29.9 million for the three months ended June 30, 2016, primarily resulting from increased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $5.9 million for the three months ended June 30, 2016. The non-cash interest expense was due to the amortization of deferred financing fees and the accretion and amortization of discounts and premiums.

Gain on Early Extinguishment of Debt

Gain on early extinguishment of debt was $131.4 million for the three months ended June 30, 2016 with no comparable gain or loss for the three months ended June 30, 2015. In the second quarter of 2016, Intelsat Jackson repurchased $459.7 million aggregate principal amount of Intelsat Jackson’s outstanding 6  5⁄8% Senior Notes due 2022 (the “2022 Jackson Notes”) (see —Liquidity and Capital Resources—Long-Term Debt). The gain of $131.4 million consisted of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

Other Income (Expense), Net

Other expense, net was $0.8 million for the three months ended June 30, 2016, as compared to other income, net of $0.3 million for the three months ended June 30, 2015. The difference of $1.1 million was primarily due to a $0.6 million increase in expenses mainly related to our business conducted in Brazilian reais.

Provision for Income Taxes

Our income tax expense was $5.5 million for the three months ended June 30, 2016, as compared to $7.1 million for the three months ended June 30, 2015. The decrease was principally due to the recognition of previously unrecognized tax benefits related to our U.S. subsidiaries in the three months ended June 30, 2016.

Cash paid for income taxes, net of refunds, totaled $2.5 million and $5.3 million for the three months ended June 30, 2016 and 2015, respectively.

Net Income Attributable to Intelsat S.A.

Net income attributable to Intelsat S.A. increased by $56.2 million, or 93%, to $116.4 million for the three months ended June 30, 2016, as compared to the three months ended June 30, 2015, reflecting the various items discussed above.

Cumulative Preferred Dividends

Cumulative preferred dividends declared during the three months ended June 30, 2015, were $9.9 million, with no comparable amount during the three months ended June 30, 2016.

Net Income Attributable to Common Shareholders

Net income attributable to common shareholders for the three months ended June 30, 2016 totaled $116.4 million. Net income increased from the comparable period in 2015 by $66.1 million, reflecting the various items discussed above.

Six Months Ended June 30, 2015 and 2016

The following table sets forth our comparative of operations for the periods shown with increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods (in thousands, except percentages):

			Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2016
	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016	Increase (Decrease)	Percentage Change
Revenue	$1,200,414	$1,094,626	$(105,788)	(9)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	165,402	165,874	472	0
Selling, general and administrative	108,758	116,297	7,539	7
Depreciation and amortization	342,653	345,959	3,306	1

Total operating expenses	616,813	628,130	11,317	2

Income from operations	583,601	466,496	(117,105)	(20)
Interest expense, net	448,754	451,897	3,143	1
Gain on early extinguishment of debt	—	131,402	131,402	NM
Other expense, net	(3,386)	(1,410)	(1,976)	(58)

Income before income taxes	131,461	144,591	13,130	10
Provision for income taxes	14,561	10,887	(3,674)	(25)

Net income	116,900	133,704	16,804	14
Net income attributable to noncontrolling interest	(1,963)	(1,949)	(14)	(1)

Net income attributable to Intelsat S.A.	$114,937	$131,755	$16,818	15

Cumulative preferred dividends	(9,919)	—	(9,919)	NM

Net income attributable to common shareholders	$105,018	$131,755	$26,737	25%

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$873,687	$774,812	$(98,875)	(11)%
Managed services	200,336	207,436	7,100	4
Channel	23,902	5,327	(18,575)	(78)

Total on-network revenues	1,097,925	987,575	(110,350)	(10)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	79,468	82,077	2,609	3
Satellite-related services	23,021	24,974	1,953	8

Total off-network and other revenues	102,489	107,051	4,562	4

Total	$1,200,414	$1,094,626	$(105,788)	(9)%

Total revenue for the six months ended June 30, 2016 decreased by $105.8 million, or 9%, as compared to the six months ended June 30, 2015. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $98.9 million, primarily due to a $78.2 million decrease in revenue from network services customers, together with a $20.3 million decline from media customers. The network services decline was mainly due to non-renewals and renewal pricing at lower rates for enterprise and wireless infrastructure services, together with reduced volumes from non-renewals of point-to-point connectivity, which is shifting to fiber alternatives. The media decrease of $20.3 million resulted primarily from lower volumes due to certain North American customers migrating to new compression standards and single format distribution. The aggregate decrease also reflects $4.9 million in currency-related reductions of our contracts in Brazil and Russia, across our network services and media businesses. Our sector is undergoing a period of increased supply across all regions; the resulting competitive environment is causing pricing pressure in certain regions and applications, primarily with respect to our network services business, and we expect this to continue to impact our business negatively in the near to mid-term.

•	Managed services—an aggregate increase of $7.1 million, largely due to an increase of $14.8 million in revenue from network services customers for broadband services for air and maritime mobility applications and an increase of $3.9 million in revenue from government customers, partially offset by declines in revenues of $9.2 million from network services customers for trunking applications and from media customers for video solutions.

•	Channel—an aggregate decrease of $18.6 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable. This legacy product is no longer actively marketed to our customers.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate increase of $2.6 million, primarily due to increases in services for government applications, largely related to sales of off-network managed services.

•	Satellite-related services—an aggregate increase of $2.0 million, primarily due to increased revenue from support for third-party satellites and other services.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue increased by $0.5 million to $165.9 million for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015. The increase was primarily due to higher cost of sales for customer premise equipment relating to our government customer set, partially offset by declines in cost of off-network fixed satellite services and managed services capacity purchased mainly in support of our government business.

Selling, General and Administrative

Selling, general and administrative expenses increased by $7.5 million, or 7%, to $116.3 million for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015. The increase was primarily due to the following:

•	an increase of $5.9 million in bad debt expense primarily related to a limited number of customers in the Latin America and Caribbean region; and

•	an increase of $2.2 million in professional fees.

Depreciation and Amortization

Depreciation and amortization expense increased by $3.3 million, or 1.0%, to $346.0 million for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015. Significant items impacting depreciation and amortization included:

•	an increase of $15.9 million in depreciation expense resulting from the impact of satellites placed in service in the fourth quarter of 2015 and the first quarter of 2016; partially offset by

•	a net decrease of $7.7 million in depreciation expense due to the timing of certain satellites and ground equipment becoming fully depreciated, and other satellite related expenses; and

•	a decrease of $5.9 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest Expense, Net

Interest expense, net increased by $3.1 million, or less than 1%, to $451.9 million for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. The increase in interest expense, net was principally due to:

•	a net increase of $22.5 million in interest expense, primarily resulting from the issuance of new debt in 2016 (see —Liquidity and Capital Resources—Long-Term Debt); partially offset by

•	a decrease of $17.0 million from higher capitalized interest of $57.0 million for the six months ended June 30, 2016, primarily resulting from increased levels of satellites and related assets under construction; and

•	a decrease of $2.5 million in interest, as compared to the six months ended June 30, 2015, resulting from the expiration of the interest rate swaps in January 2016.

The non-cash portion of total interest expense, net was $10.9 million for the six months ended June 30, 2016. The non-cash interest expense was due to the amortization of deferred financing fees and the accretion and amortization of discounts and premiums.

Gain on Early Extinguishment of Debt

Gain on early extinguishment of debt was $131.4 million for the six months ended June 30, 2016 with no comparable gain or loss for the six months ended June 30, 2015. In the second quarter of 2016, Intelsat Jackson repurchased $459.7 million aggregate principal amount of the 2022 Jackson Notes (see —Liquidity and Capital Resources—Long-Term Debt). The gain of $131.4 million consisted of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

Other Expense, Net

Other expense, net was $1.4 million for the six months ended June 30, 2016, as compared to $3.4 million for the six months ended June 30, 2015. The decrease of $2.0 million was primarily due to a $3.1 million decrease in expenses mainly related to our business conducted in Brazilian reais.

Provision for Income Taxes

Our income tax expense was $10.9 million for the six months ended June 30, 2016, as compared to $14.6 million for the six months ended June 30, 2015. The decrease was principally due to the recognition of previously unrecognized tax benefits related to our U.S. subsidiaries in the six months ended June 30, 2016.

Cash paid for income taxes, net of refunds, totaled $14.1 million and $19.4 million for the six months ended June 30, 2016 and 2015, respectively.

Net Income Attributable to Intelsat S.A.

Net income attributable to Intelsat S.A. increased by $16.8 million, or 15%, to $131.8 million for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, reflecting the various items discussed above.

Cumulative Preferred Dividends

Cumulative preferred dividends declared during the six months ended June 30, 2015, were $9.9 million, with no comparable amount during the six months ended June 30, 2016.

Net Income Attributable to Common Shareholders

Net income attributable to common shareholders for the six months ended June 30, 2016 totaled $131.8 million, an increase from the comparable period in 2015 by $26.7 million, reflecting the various items discussed above.

EBITDA

EBITDA consists of earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income to EBITDA for the periods shown is as follows (in thousands):

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Net income	$61,236	$117,412	$116,900	$133,704
Add (Subtract):
Interest expense, net	222,781	234,987	448,754	451,897
Gain on early extinguishment of debt	—	(131,402)	—	(131,402)
Provision for income taxes	7,077	5,498	14,561	10,887
Depreciation and amortization	171,247	177,079	342,653	345,959

EBITDA	$462,341	$403,574	$922,868	$811,045

Adjusted EBITDA

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A., as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and other non-recurring items, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Net income	$61,236	$117,412	$116,900	$133,704

Add (Subtract):
Interest expense, net	222,781	234,987	448,754	451,897
Gain on early extinguishment of debt	—	(131,402)	—	(131,402)
Provision for income taxes	7,077	5,498	14,561	10,887
Depreciation and amortization	171,247	177,079	342,653	345,959

EBITDA	462,341	403,574	922,868	811,045

Add:
Compensation and benefits (1)	7,318	5,504	15,266	13,173
Non-recurring and other non-cash items (2)	3,775	1,659	5,650	4,189

Adjusted EBITDA	$473,434	$410,737	$943,784	$828,407

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans.
(2)	Reflects certain non-recurring gains and losses and non-cash items, including the following: costs associated with development activities; expenses associated with the relocation of our government business subsidiary to our U.S. administrative headquarters facility in 2015; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases mainly in 2015; professional fees related to certain financing and balance sheet initiatives; severance, retention and relocation payments; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

Liquidity and Capital Resources

Overview

We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At June 30, 2016, the aggregate principal amount of our debt outstanding was $16.0 billion. As described in further detail below, on July 15, 2016, upon completion of previously announced tender offers, we reduced our debt outstanding by $673.5 million aggregate principal amount using restricted cash on our condensed consolidated balance sheet. Our interest expense for the six months ended June 30, 2016 was $451.9 million, which included $10.9 million of non-cash interest expense. We also expect to make significant capital expenditures in 2016 and future years, as set forth below in—Capital Expenditures.

Our primary source of liquidity is and will continue to be cash generated from operations and existing cash. At June 30, 2016, cash and cash equivalents were $969.6 million. In addition, $480.2 million of restricted cash was included within other long-term assets on the condensed consolidated balance sheet. On July 15, 2016, the restricted cash was used to repurchase $673.5 million aggregate principal amount of the 2022 Jackson Notes pursuant to the terms of previously announced tender offers, and to pay related fees and expenses. As of June 30, 2016, Intelsat Jackson had $434.3 million of undrawn capacity under its revolving credit facility. However, use of such capacity was subject to the covenants of its other debt agreements. As a result of the completion of senior secured note issuances in March and June 2016, Intelsat Jackson currently has limited access to the undrawn capacity under the revolving credit facility, and has been relying for liquidity purposes, and intends to rely in the future, on a portion of the net proceeds of the March notes issuance.

We currently expect to use cash on hand, cash flows from operations and refinancing of our third party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund interest obligations ($970.3 million and $894.5 million in 2014 and 2015, respectively) and significant capital expenditures ($645.4 million and $724.4 million in 2014 and 2015, respectively). Our total capital expenditures are expected to range from $725 million to $800 million in 2016, $625 million to $700 million in 2017 and $425 million to $525 million in 2018. However, an inability to generate sufficient cash flow to satisfy our debt service obligations, to refinance our obligations on commercially reasonable terms, or to finance our planned capital expenditures, would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. We continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings or use other available cash to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.

In June 2015, the shareholders of Intelsat S.A. declared a $9.9 million dividend which was paid to holders of our Series A Preferred Shares in four installments through May 2016, in accordance with the terms of the Series A Preferred Shares.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2016
Net cash provided by operating activities	$464,332	$341,690
Net cash used in investing activities	(424,589)	(422,421)
Net cash provided by (used in) financing activities	(43,182)	878,320
Net change in cash and cash equivalents	(8,743)	798,024

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $122.6 million to $341.7 million for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015. The primary drivers of the decrease were a lower cash inflow related to lower customer prepayments received under our long-term service contracts and higher cash outflows for prepaid expenses and other assets, partially offset by lower cash outflows related to interest payable, accrued retirement benefits and accounts payable and accrued liabilities. During the six months ended June 30, 2016, cash flows from operating activities reflected a $30.0 million cash outflow related to prepaid expenses and other assets and an $18.7 million outflow related to timing on collection of receivables, partially offset by a $25.0 million inflow related to the amount and timing of interest payments.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $2.2 million to $422.4 million during the six months ended June 30, 2016 as compared to the six months ended June 30, 2015. The decrease was primarily due to fewer purchases of cost method investments, partially offset by higher capital expenditures.

Net Cash Provided by (Used in) Financing Activities

Net cash from financing activities increased by $921.5 million to $878.3 million during the six months ended June 30, 2016 as compared to the six months ended June 30, 2015, primarily due to net proceeds from the issuance of $1.25 billion aggregate principal amount of senior secured notes by Intelsat Jackson in March 2016, partially offset by a $328.6 million repayment of long-term debt.

Supplemental Disclosures of Non-cash Financing Activities

On June 30, 2016, Intelsat Jackson completed an issuance of $490 million aggregate principal amount of 9.5% Senior Secured Notes due 2022 (the “New Jackson Secured Notes”) with an original issue discount of 2.0%. Since the possible uses of the debt proceeds were contractually restricted to repayment of long-term debt, we classified the net proceeds as restricted cash within long-term assets on the condensed consolidated balance sheet as of June 30, 2016. The net proceeds from the sale of the New Jackson Secured Notes were used to repurchase $673.5 million aggregate principal amount of the 2022 Jackson Notes in connection with the previously announced tender offers completed on July 15, 2016.

Long-Term Debt

Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of June 30, 2016, Intelsat Jackson had $434.3 million of undrawn capacity under its revolving credit facility. However, use of such capacity was subject to the covenants of its other debt agreements. As a result of the completion of senior secured note issuances in March and June 2016, Intelsat Jackson currently has limited access to the undrawn capacity under the revolving credit facility, and has been relying for liquidity purposes, and intends to rely in the future, on a portion of the net proceeds of the March notes issuance.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to the London Inter-Bank Offered Rate (“LIBOR”) plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 2.15 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.37 to 1.00 as of June 30, 2016.

2016 Debt Transactions

March 2016 Intelsat Jackson Senior Secured Notes Offerings

On March 29, 2016, Intelsat Jackson completed an offering of $1.25 billion aggregate principal amount of 8% Senior Secured Notes due 2024 (the “2024 Jackson Notes”). The 2024 Jackson Notes bear interest at 8% annually and mature in February 2024. These notes are guaranteed by Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.

The net proceeds from this offering have been and, are expected to be, used for general corporate purposes, which may include repayment and repurchase of indebtedness, capital expenditures and working capital and to pay fees and expenses related to the offering. A portion of the net proceeds was used to prepay in full all amounts outstanding under the Intercompany Loan described below.

May 2016 Intelsat Jackson Notes Repurchases

In May 2016, we repurchased $459.7 million in aggregate principal amount of the 2022 Jackson Notes. In connection with these repurchases, we recognized a net gain on early extinguishment of debt of $131.4 million in the second quarter of 2016, consisting of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

Subsidiary Guarantee of Intelsat Jackson 6  5⁄8% Senior Notes due 2022

In May 2016, Intelsat Jackson and each of the subsidiaries of Intelsat Jackson that guarantees loans under Intelsat Jackson’s Secured Credit Agreement executed a supplemental indenture to the indenture governing the 2022 Jackson Notes, following the execution of which such subsidiaries guarantee the 2022 Jackson Notes.

2016 Intelsat Jackson Tender Offers and June 2016 Senior Secured Notes Issuance

In May 2016, Intelsat Jackson commenced tender offers to purchase several tranches of outstanding debt (the “Tender Offers”). On June 30, 2016, Intelsat Jackson completed an issuance of $490 million aggregate principal amount of the New Jackson Secured Notes with an original issue discount of 2.0%. Under the terms of the issuance, in the event that all of the net proceeds of the New Jackson Secured Notes were not applied to fund the Tender Offers, Intelsat Jackson would have been required to use the portion of the net proceeds not so applied to redeem the New Jackson Secured Notes. Since the possible uses of the debt proceeds were restricted to repayment of long-term debt, the net proceeds were classified as restricted cash within long-term assets on the condensed consolidated balance sheet as of June 30, 2016. On July 15, 2016, the net proceeds from the sale of the New Jackson Secured Notes were used to repurchase $673.5 million aggregate principal amount of the 2022 Jackson Notes pursuant to the terms of the previously commenced Tender Offers and to pay related fees and expenses. In connection with this repurchase, we expect to recognize a gain on early extinguishment of debt of approximately $216.3 million during the three months ending September 30, 2016, consisting of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

Significant Intercompany Transaction

During the third quarter of 2015, Intelsat Jackson declared and paid a dividend of $360 million in cash to its parent, Intelsat Luxembourg, also one of our subsidiaries. Subsequent to the payment of the dividend, a subsidiary of Intelsat Luxembourg loaned an aggregate principal amount of $360 million to Intelsat Jackson (the “Intercompany Loan”) pursuant to a promissory note. During the first quarter of 2016, our subsidiary, Intelsat Jackson prepaid in full all amounts outstanding under the Intercompany Loan.

Noteholder Letters and Responses

During May and June 2016, Intelsat Jackson responded to letters received from Aurelius Capital Management, LP on behalf of funds that purport to hold outstanding 7.25% Senior Notes due 2020 of Intelsat Jackson. The Company believes that the transactions referenced in the letters were in compliance with our debt agreements and that allegations to the contrary are without merit. The Company intends to vigorously defend its position in any actions or proceedings stemming from such allegations.

Contracted Backlog

We have historically had, and currently have, a substantial contracted backlog, which provides some assurance regarding our future revenue expectations. Contracted backlog is our expected future revenue under customer contracts, and includes both cancelable and non-cancelable contracts. Approximately 89% of our total contracted backlog as of June 30, 2016 related to contracts that were non-cancelable and approximately 10% related to contracts that were cancelable subject to substantial termination fees. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog includes 100% of the backlog of our consolidated ownership interests, which is consistent with the accounting for our ownership interests in these entities. Our contracted backlog was approximately $9.2 billion as of June 30, 2016. This backlog reduces the volatility of our net cash provided by operating activities more than would be typical for a company outside our industry.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year.

Payments for satellites and other property and equipment during the six months ended June 30, 2016, were $417.6 million. Our capital expenditure guidance for the periods 2016 through 2018 (the “Guidance Period”) forecasts capital expenditures for ten satellites which are in the manufacturing and design phase, or recently launched, during the Guidance Period. In January 2016, we successfully launched Intelsat 29e, the first of the Intelsat EpicNG high throughput satellites. Intelsat 29e entered into service in March 2016. Further, in June 2016, we successfully launched Intelsat 31. Intelsat 31 entered into service in late July 2016. We expect to launch five additional satellites during the Guidance Period, two of which are expected to be launched in 2016. By the conclusion of the Guidance Period, our total transmission capacity is expected to increase significantly from levels at 2015 year end. We expect our capital expenditures to range from $725 million to $800 million in 2016. For 2017, we anticipate capital expenditures to range from $625 million to $700 million. For 2018, we anticipate capital expenditures to range from $425 million to $525 million as we begin investing in replacement satellites that will be launched beyond the Guidance Period. Our capital expenditures guidance includes capitalized interest. The annual classification of capital expenditure payments could be impacted by the timing of achievement of satellite manufacturing and launch contract milestones.

We intend to fund our capital expenditure requirements through cash on hand and cash provided from operating activities.

Off-Balance Sheet Arrangements

At June 30, 2016, we had an off-balance sheet commitment of $10.0 million which we expect to pay through 2017 for development expenses.

Disclosures about Market Risk

See Item 3—Quantitative and Qualitative Disclosures About Market Risk.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards.

•	In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method.

•	In February 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The standard amends the principal versus agent guidance in ASU 2014-09 and clarifies that the analysis must focus on whether the entity has control of the goods or services before they are transferred to the customer.

•	In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The standard amends the guidance in 2014-09 about identifying performance obligations and accounting for licenses of intellectual property.

•	In May 2016, the FASB issued ASU 2016-12, Narrow-Scope Improvements and Practical Expedients. The standard makes narrow-scope amendments to ASU 2014-09 and provides practical expedients to simplify the transition to the new standard and to clarify certain aspects of the standard.

We are in the process of evaluating the impact that these standards will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method.

In February 2016, the FASB issued ASU 2016-02, Leases to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. We are in the process of evaluating the impact that ASU 2016-02 will have on our consolidated financial statements and associated disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which is intended to improve accounting for share-based payment transactions as part of the FASB’s simplification initiative. ASU 2016-09 changes several aspects of accounting for share-based payment award transactions, including changes to accounting for income taxes and forfeitures. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods within those years for public business entities. Early adoption is permitted in any interim or annual period provided that the entire ASU is adopted. We are in the process of evaluating the impact that ASU 2016-09 will have on our consolidated financial statements and associated disclosures.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which changes how companies measure and recognize credit impairment for any financial assets. The standard will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are in scope of the standard. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019, for public business entities that are SEC filers. Early adoption is permitted for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2016-13 will have on our consolidated financial statements and associated disclosures.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. We do not purchase or hold any derivative financial instruments for speculative purposes.

Interest Rate Risk

The satellite communications industry is a capital intensive, technology driven business. We are subject to interest rate risk primarily associated with our borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risks include: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed-rate long-term financings; and the risk of increasing interest rates for planned refinancings using long-term fixed-rate debt.

At December 31, 2015, approximately 79%, or $11.6 billion was fixed-rate debt. As of June 30, 2016, our fixed-rate debt increased to 81% or $12.9 billion. Based on the level of fixed-rate debt outstanding at June 30, 2016, a 100 basis point decrease in market rates would result in an increase in fair value of this fixed-rate debt of approximately $324 million.

We perform interest rate sensitivity analyses on our variable-rate debt. These analyses indicate that a 100 basis point increase in interest rates would have an annual impact of approximately $20.1 million on our consolidated statements of operations and cash flows as of June 30, 2016. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values.

Foreign Currency Risk

We do not currently use material foreign currency derivatives to hedge our foreign currency exposures. There have been no material changes to our foreign currency exposures as discussed in our Annual Report on Form 20-F for the year ended December 31, 2015.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Item 1A.	Risk Factors

Aside from the updates to the risk factor set forth below, there has been no other changes in the risks related to our business since we filed our Annual Report on Form 20-F for the year ended December 31, 2015.

The terms of the Intelsat Jackson Secured Credit Agreement, the indentures governing our existing notes and the terms of our other indebtedness may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

On January 12, 2011, Intelsat Jackson, our wholly-owned subsidiary, entered into a secured credit agreement (as amended, the “Intelsat Jackson Secured Credit Agreement”). The Intelsat Jackson Secured Credit Agreement, the indentures governing our existing notes and the terms of our other outstanding indebtedness contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on Intelsat S.A. and some or all of its subsidiaries, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests. The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement.

In addition, the Intelsat Jackson Secured Credit Agreement requires Intelsat Jackson to use a portion of the proceeds of certain asset sales, in excess of a specified amount, that are not reinvested in its business to repay indebtedness under the agreement.

The Intelsat Jackson Secured Credit Agreement, the indentures governing our existing notes and the terms of our other outstanding indebtedness include covenants restricting, among other things, the ability of Intelsat S.A. and its subsidiaries to:

•	incur or guarantee additional debt or issue disqualified stock;

•	pay dividends (including to fund cash interest payments at different entity levels), or make redemptions, repurchases or distributions, with respect to ordinary shares or capital stock;

•	create or incur certain liens;

•	make certain loans or investments;

•	engage in mergers, acquisitions, amalgamations, asset sales and sale and leaseback transactions; and

•	engage in transactions with affiliates.

These covenants are subject to a number of qualifications and exceptions. The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in the Intelsat Jackson Secured Credit Agreement or the indentures governing our existing notes could result in a default under such agreement or indentures. If any such default occurs and continues, the lenders under the Intelsat Jackson Secured Credit Agreement and the holders of any applicable series of notes may elect to declare all outstanding principal amounts, together with accrued interest and other amounts, to be immediately due and payable and, in the case of the Jackson Secured Credit Agreement and our secured notes, subject to the intercreditor arrangements governing them, proceed against the collateral granted to them to secure the amounts owed to them. If a default and acceleration occurred under the Intelsat Jackson Secured Credit Agreement, this would result in an event of default under our existing notes. The lenders under the Intelsat Jackson Secured Credit Agreement will also have the right in these circumstances to terminate any commitments they have to fund further borrowings. If the debt under the Intelsat Jackson Secured Credit Agreement and/or our secured notes were to be accelerated, our assets might not be sufficient to repay such debt in full or to repay our unsecured notes and our other debt.

Between May 13, 2016 and the date hereof, the Company has considered allegations contained in four letters (the “Letters”) received by the Company from Aurelius Capital Management, LP and its affiliates and representatives (collectively, “Aurelius”), purporting at times to represent certain funds holding outstanding 7.25% Senior Notes due 2020 (the “2020 Jackson Notes”) of Intelsat

Jackson. The Letters allege, among other things, that a dividend Intelsat Jackson paid to Intelsat Luxembourg in the third quarter of 2015, and the repayment of the Intercompany Loan in the first quarter of 2016 were in violation of the restricted payments covenant contained in the indenture governing the 2020 Jackson Notes (the “2020 Indenture”). In addition, the Letters allege that the grants of guarantees on the 6.625% Senior Notes due 2022 by Intelsat Jackson’s subsidiaries in May 2016, and the issuances of guarantees by Intelsat Jackson’s subsidiaries in March 2016 and June 2016 on debt issued at such times by Intelsat Jackson, may be deemed to have been fraudulent transfers.

The Company believes that the transactions referenced in the Letters were in compliance with our debt agreements, were not fraudulent transfers and that allegations to the contrary in the Letters are wrong. The Company intends to vigorously defend its position in any actions or proceedings stemming from such allegations. Nonetheless:

•	No assurance can be given that the requisite holders of the 2020 Jackson Notes or other Intelsat Jackson indebtedness (including lenders under Intelsat Jackson’s Secured Credit Agreement), will not take a position similar to Aurelius and declare a default under the applicable indentures or debt agreements, claim that the applicable subsidiary guarantees were fraudulent transfers or raise new allegations.

•	No assurance can be given that we would prevail in any legal proceeding with respect to any allegation made by Aurelius.

•	The pendency of the allegations made in the Letters and the possibility of the consequences set forth herein may make it difficult for the Company to access the capital markets or obtain credit, or may make the terms on which the Company could raise money more onerous.

•	If it is ultimately determined that a default existed under Intelsat Jackson’s Secured Credit Agreement in March 2016 and June 2016 when Intelsat Jackson issued secured notes, and that the absence of default was a condition to such financing being permitted under the credit facility, then it could be argued that the issuance of such notes violated the terms of the Intelsat Jackson Secured Credit Agreement and the priority and validity of the security for such notes could be challenged. If it is ultimately determined that the granting of guarantees on any of Intelsat Jackson’s notes by subsidiaries of Intelsat Jackson constituted a fraudulent transfer, then such guarantees may be subject to avoidance.

If a default or event of default, as applicable, were to be triggered under any of Intelsat Jackson’s indentures or other agreements governing its indebtedness in respect of any of the foregoing matters, and such event of default were not cured within the applicable grace period, the indebtedness thereunder could be declared immediately due and payable, subject to certain notice and other requirements. This could result in the indebtedness under all of Intelsat Jackson’s other debt agreements being cross defaulted and, upon requisite notice of default and acceleration, such other indebtedness could become immediately due and payable. We would not have sufficient financial resources to satisfy all of the obligations under the 2020 Jackson Notes and such other indebtedness if they were to become due and payable, and might not be able to restructure or refinance such indebtedness on similar terms or at all.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: July 27, 2016	By	/S/ STEPHEN SPENGLER
Stephen Spengler
Chief Executive Officer

Date: July 27, 2016	By	/S/ JACQUES KERREST
Jacques Kerrest
Executive Vice President and Chief Financial Officer